SEC 1745 (3-98)
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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 04)*

Hersha Hospitality Trust

REIT

427825104

12-31-2007

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ X ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.   427825104


1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

          Delaware Management Holdings  23-2693133
...................................................................

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)................................................................
(b)................................................................

3.SEC Use Only ....................................................


4.Citizenship or Place of Organization

State of Delaware
....................................................................



Number of                5. Sole Voting Power 	     1,577,000
Shares                   6. Shared Voting Power      00
Beneficially             7. Sole Dispositive Power   1,577,000
Owned by                 8. Shared Dispositive Power 00
Each Reporting
Person With


9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,577,000

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (11)  3.83%
12. Type of Reporting Person (See Instructions)

HC



CUSIP No.   427825104


1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

          Delaware Management Business Trust  23-2859589
...................................................................

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)................................................................
(b)................................................................

3.SEC Use Only ....................................................


4.Citizenship or Place of Organization

State of Delaware
....................................................................



Number of                5. Sole Voting Power 	     1,577,000
Shares                   6. Shared Voting Power      00
Beneficially             7. Sole Dispositive Power   1,577,000
Owned by                 8. Shared Dispositive Power 00
Each Reporting
Person With


9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,577,000

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (11)  3.83%
12. Type of Reporting Person (See Instructions)

IA


Item 1.

     (a) Hersha Hospitality Trust
     (b) 148 Sheraton Drive
         Box A
         New Cumberland
         PA
         17070

 Item 2.

     (a) Delaware Management Holdings
     (b) 2005  Market Street

	     Philadelphia
	     PA
	     19103
    (c)  State of Delaware
    (d)  REIT
    (e)  427825104

 Item 3.
         If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [   ] Broker or dealer registered under section 15 of the
                   Act (15 U.S.C. 78o).
         (b) [   ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c).
         (c) [   ] Insurance company as defined in section 3(a)(19) of the
                   Act (15 U.S.C. 78c).
         (d) [   ] Investment company registered under section 8 of the
                   Investment Company Act of 1940 (15 U.S.C 80a-8).
         (e) [   ] An investment adviser in accordance with
                   240.13d-1(b)(1)(ii)(E);
         (f) [   ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
         (g) [ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
         (h) [   ] A savings associations as defined in Section 3(b) of the
                   Federal Deposit Insurance Act (12 U.S.C. 1813);
         (i) [   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
                   Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j) [   ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

 Item 4.
         Ownership.
 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 1,577,000

         (b) Percent of class: 3.83

         (c) Number of shares as to which the person has:
             (i) Sole power to vote or to direct the vote   1,577,000
            (ii) Shared power to vote or to direct the vote 00
           (iii) Sole power to dispose or to direct the
                 disposition of                             1,577,000
            (iv) Shared power to dispose or to direct the
                 disposition  of                            00

 Item 5.
         Ownership of Five Percent or Less of a Class
 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [Y].

 Item 6.
         Ownership of More than Five Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

 Item 7.
         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
 If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

LINCOLN NATIONAL CORP IS THE ULTIMATE PARENT OF DELAWARE MANAGEMENT BUSINESS TRUST.

 Item 8.
         Identification and Classification of Members of the Group
 If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
 Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Agreement to File Joint Acquisition Statements attached

 Item 9.
         Notice of Dissolution of Group

	N/A

 Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reportedon will be filed, if required, by members of the group, in their individual capacity. See Item 5.

 Item 10.
         Certification

         (a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         (b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date      02-07-2008

Signature  /s/ Brian L. Murray

Name/Title     Brian L. Murray/Chief Compliance Officer



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.The name and any title of each person who signs the statement shall be typed or printed beneath his signature.